FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 12th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2003 Fourth Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 12th , 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

NOVA MEASURING INSTRUMENTS
2003 FOURTH QUARTER RESULTS RELEASE

Conference Call Scheduled for February19th, 2004

REHOVOTH, Israel - February 12th, 2004 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it expects to release its fourth quarter and annual 2003 results on Thursday, February 19th, 2004, during pre-market hours.

The Company will host a conference call on the same day, February 19th, 2004, at 10:00 EDT. On the call, Dr. Giora Dishon, President & CEO, and Mr. Chai Toren, CFO and Vice President Finance, will review and discuss the fourth quarter and annual 2003 results and be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S Dial-in Numbers: 1-866-500-4953 or 1-866-500-4964
Canada: 1-888-604-5839
U.K Dial-in Number: 0-800-917-4256
FRANCE Dial-in Number: 0-800-914819
SWITZERLAND Dial-in Number: 0-800-837191
ISRAEL Dial-in Number: 03-9255910
INTERNATIONAL Dial-in Number: +972-3-9255910
At:
10:00 a.m. Eastern Time
9:00 a.m. Central Time
7:00 a.m. Pacific Time
3:00 p.m. GMT
5:00 p.m. Israeli Time

The conference call presentation will be available on our website www.nova.co.il, during the conference call. For those unable to participate in the conference call, there will be a replay available from February 22nd, 2004, through March 22nd, 2004, on Nova's website, www.nova.co.il.

About Nova Nova
Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company's web site is www.nova.co.il.